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Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125


August 1, 2006


Via EDGAR


Mr. John Cash
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.  20549-7010


RE:   Mueller Industries, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 1, 2006
      File No. 001-06770


Dear Mr. Cash:

     We have reviewed your letter dated July 19, 2006. Following are the staff's comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff's comment letter:


Form 10-K for the Fiscal Year Ended December 31, 2005

Note 9 - Employee Benefits, page F-36

1. In future filings, please disclose the target allocation percentages or range of percentages for each major category of your pension fund asset investments as required by paragraph 5d(2) of SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits".

Company response:

     Your comment is noted and in future filings we will enhance the disclosures of investment policies and strategies related to plan assets.


Note 15 - Industry Segments, page F-48

2. We understand that your various operating segments are aggregated into your two reportable segments, Plumbing & Refrigeration and Original Equipment Manufacturers. Please demonstrate to us how you determined the aggregation of your operating segments complies with the requirements of paragraph 17 of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", including similar economic characteristics for each period presented.


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Company response:

     A realignment of business units in the fourth quarter of 2005 resulted in five business groups that meet SFAS 131's definition of operating segments. To determine the proper classification of reportable segments, we considered the economic characteristics of each operating segment. SFAS No. 131 suggests the use of long-term gross margin percentage as the basis of determining whether operating segments have similar economic characteristics. Using that guidance, we determined that the gross margin percentage of each operating segment within the two reportable segments over the previous four fiscal years is within a reasonable range. We also reviewed the current year first half results, which are comparable.

     Specifically as we disclosed, we aggregated three of our operating segments (Standard Products Division (SPD), Trading Group, and European Operations) into the reportable segment referred to as Plumbing & Refrigeration. During the periods noted above, the gross margin percentage for SPD ranged from 17.9 percent to 23.3 percent and for the Trading Group ranged from 21.5 percent to 24.7 percent. Furthermore, these gross margin percentages trended in the same direction from period to period. During this entire four and one half-year period, the gross margin percentage was
19.6 percent for SPD and 22.8 percent for the Trading Group. Although the gross margins for our European Operations are lower that those of SPD and the Trading Group, these business activities are of the same nature serving the UK and European markets. As the European Operations have increased its trading activities through acquisitions, overall margins have improved and in the first half of 2006 are within 2.5 percentage points of SPD and the Trading Group.

     The reportable segment designated as Original Equipment Manufacturers
(OEM) includes two operating segments, the Industrial Products Division
(IPD) and the Engineered Products Division (EPD). During the periods noted above, the gross margin percentage for IPD ranged from 8.8 percent to 14.5 percent and for EPD ranged from 10.8 percent to 15.7 percent. In all periods except one, these gross margins trended in the same direction from period to period. During this entire four and one half-year period, the gross margin percentage was 10.6 percent for IPD and 13.3 percent for EPD.

     Based upon these analyses, we believe that the operating segments as aggregated are of similar economic characteristics. The specific aggregation criteria for both the Plumbing & Refrigeration and OEM reportable segments required in paragraph 17 of SFAS 131 were identified as follows:

Plumbing & Refrigeration Segment:

     a.     The nature of products and services:

          Specific products include copper tube, copper and plastic fittings, line sets, brass and plastic plumbing valves, malleable iron fittings, faucets, plumbing specialty products, steel nipples, cut pipe, and merchant couplings; all of which are components in refrigeration or plumbing systems.





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     b.     The nature of the production process:

          SPD's and European Operations' manufacturing processes are similar, while the European Operations' and Trading Group's sourcing activities are similar. The Company is in the process of opening an Asian-based sourcing office to identify vendors, conduct quality control testing, and manage supplier relations for both the Trading Group and European Operations.

     c.     The type or class of customer for their products and services:

          All products are sold to the same class of customers, which include plumbing and refrigeration wholesalers, hardware wholesalers and co-ops, and building product retailers.

     d.     The methods used to distribute their products:

          The domestic operations of SPD and the Trading Group use a common distribution network and in certain locations operate from shared warehouse facilities. Products may be combined when shipped and invoiced.

     e.     The nature of the regulatory environment:

          Products sold by the Plumbing & Refrigeration reportable segment are subject to regulation by industry standards and local building codes.

OEM Segment:

     a.     The nature of products and services:

          This reportable segment fabricates metal products and assemblies which include brass rod, impact extrusions, and forgings as well as a variety of end products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing, valves and assemblies for the refrigeration, air-conditioning, gas appliance, and barbecue grill markets. These products are primarily produced to customer specifications.

     b.     The nature of the production process:

          The production processes for various products are similar, and there is also substantial vertical integration in this reportable segment. For example, EPD further machines and assembles brass rods and brass forgings produced by IPD.

     c.     The type or class of customer for their products and services:

          Products produced within this segment are sold primarily to OEM's in the HVAC, refrigeration, and plumbing markets.

     d.     The methods used to distribute their products:

          Substantially all products within this segment are shipped to customers directly from the production facilities rather than from distribution centers.



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     e.     The nature of the regulatory environment:

          Not applicable.

     Based on the above factors, management concluded that the aggregation of operating segments into two reportable segments as described above met the criteria set forth in paragraph 17 of SFAS 131. Moreover, we believe the current presentation provides readers with an understanding of the Company's long-term performance and future cash flows and thus is consistent with the overall objective and basic principles of that standard.


3. In future filings, please revise your disclosure to include a reconciliation of your segment profit or loss to your consolidated income from continuing operations before taxes as required by paragraph 32b of SFAS 131. This comment also applies to your Form 10-Q for the fiscal quarter ended April 1, 2006.

Company response:

     Your comment is noted and in future filings, beginning with the quarterly report for the period ended July 1, 2006 we added a table reconciling total income before income taxes by segment to consolidated income before income taxes.


4. In future filings, please disclose the enterprise-wide disclosures indicated in paragraph 37 of SFAS 131. If providing this information is impracticable, please disclose this fact in your future filings.

Company response:

     Your comment is noted and in future filings we will report revenues from external customers for each group of similar products.


     In addition, the Company acknowledges that:

 - the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

 - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.









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     If you have further questions or require additional information, you may contact me by telephone at (901)753-3208 or you may contact
Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Kent A. McKee
Kent A. McKee
Executive Vice President and
Chief Financial Officer















































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